UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. ___)*

MOVING IMAGE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

62464R109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62464R109	13G

1	NAMES OF REPORTING PERSONS Phil Rafnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 2,033,128 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,033,128 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,128 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Calculated based on 10,636,278 Shares outstanding as of December 31, 2021.

CUSIP No. 62464R109	13G

1	NAMES OF REPORTING PERSONS Sound Management Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 2,033,128 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,033,128 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,033,128 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on 10,636,278 Shares outstanding as of December 31, 2021.

Item 1.	(a)	Name of Issuer:

Moving iMage Technologies, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

17760 Newhope Street Fountain Valley, CA 92708

Item 2.	(a)	Name of Persons Filing:

Phil Rafnson Sound Management Investors, LLC

	(b)	Address of Principal Business Office or, if none, Residence:

11109 Xylon Avenue S Bloomington, MN 55438

	(c)	Citizenship:

Sound Management Investors, LLC - Minnesota Phil Rafnson– United States

	(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

	(e)	CUSIP Number:

62464R109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Sound Management Investors, LLC is controlled by Phil Rafnson.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Sound Management investors, llc

By:	/s/ Phil Rafnson

Name:	Phil Rafnson
Title:	Managing Member

/s/ Phil Rafnson
PHIL RAFNSON

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 14, 2022

Sound Management investors, llc

By:	/s/ Phil Rafnson

Name:	Phil Rafnson
Title:	Managing Member

/s/ Phil Rafnson
PHIL RAFNSON